SO
3/13/03

03011666

KJ

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 12 2003

| SEC FILE NUMBER |
|---|
| 8-43074 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COST CONTAINMENT SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12444 POWERSCOURT DRIVE, SUITE 190
(No. and Street)

| ST. LOUIS | MISSOURI | 63131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN L. GODING — 314-822-4444
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRACE & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

| 3117 S. BIG BEND BLVD. | ST. LOUIS | MISSOURI | 63143 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BRIAN L. GODING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COST CONTAINMENT SERVICES INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRY A. O'BRYANT
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: June 23, 2004

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Cost Containment Services, Inc.*

## FINANCIAL STATEMENTS

**December 31, 2002**

*Cost Containment Services, Inc.*

FINANCIAL STATEMENTS

December 31, 2002

## CONTENTS

GRACE

**Grace & Company, LLP**
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

Board of Directors
***Cost Containment Services, Inc.***
St. Louis, Missouri

We have audited the accompanying statement of financial condition of ***Cost Containment Services, Inc.*** as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Cost Containment Services, Inc.*** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules on pages 8 through 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grace & Company, L.L.P.

St. Louis, Missouri
January 21, 2003

*Cost Containment Services, Inc.*

**STATEMENT OF FINANCIAL CONDITION**

**December 31, 2002**

## ASSETS

| | | |
|---|---|---|
| **Cash** | $ | 1,985 |
| **Other Receivables** | | 35,835 |
| **Deposit** | | 50,000 |
| | $ | 87,820 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Accrued Expenses** | $ | 2,529 |
| **Due to Affiliated Party** | | 35,291 |
| | | 37,820 |
| **Commitments and Contingencies** | | - |
| **Stockholder's Equity:** | | |
| Common stock, $1 par value | | |
| Authorized - 30,000 shares | | |
| Issued and outstanding - 100 shares | | 100 |
| Additional paid-in capital | | 49,900 |
| Retained earnings | | - |
| | | 50,000 |
| | $ | 87,820 |

*The accompanying notes are an integral part of the financial statements.*

## *Cost Containment Services, Inc.*

**STATEMENT OF INCOME**

**Year Ended December 31, 2002**

| | | |
|---|---|---|
| **Revenues:** | | |
| Clearing fees | $ | 351,843 |
| Commissions | | 19,235 |
| | | 371,078 |
| **Operating Expenses** | | 371,664 |
| **Loss from Operations** | | (586) |
| **Interest Income** | | 586 |
| **Net Income** | $ | - |

*The accompanying notes are an integral part of the financial statements.*

## *Cost Containment Services, Inc.*

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

**Year Ended December 31, 2002**

| | Common Stock | | Additional | | |
|---|---|---|---|---|---|
| | Number of Shares | Par Value | Paid-In Capital | Retained Earnings | Total |
| **Balance at January 1, 2002** | 100 | $ 100 | $ 49,900 | $ - | $ 50,000 |
| **Net Income** | - | - | - | - | - |
| **Balance at December 31, 2002** | 100 | $ 100 | $ 49,900 | $ - | $ 50,000 |

*The accompanying notes are an integral part of the financial statements.*

## *Cost Containment Services, Inc.*

**STATEMENT OF CASH FLOWS**

**Year Ended December 31, 2002**

| | |
|---|---|
| **Cash Flows from Operating Activities:** | |
| Net income | $ - |
| Noncash items included in net income: | |
| Changes in: | |
| Other receivables | 1,296 |
| Accrued expenses | 2,529 |
| Due to affiliated company | (14,016) |
| Net cash used by operating activities | (10,191) |
| **Cash Flows from Investing Activities** | - |
| **Cash Flows from Financing Activities** | - |
| **Net Decrease in Cash** | (10,191) |
| **Cash at January 1, 2002** | 12,176 |
| **Cash at December 31, 2002** | $ 1,985 |

*The accompanying notes are an integral part of the financial statements.*

*Cost Containment Services, Inc.*

**NOTES TO FINANCIAL STATEMENTS**

**December 31, 2002**

## 1. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

### Business Activity

Cost Containment Services, Inc. ("Company") is a registered securities broker/dealer and clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

### Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker/dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

## 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $9,165 which was $4,165 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.13 to 1.

## 3. Deposit

The Company is required to maintain a deposit with a clearing broker/dealer.

## 4. Affiliated Parties

During 2002, the Company had an agreement with its parent company, The Terrill Group, Inc. ("TGI"), whereby TGI furnished office space and management services in connection with the development, promotion, management and operation of the Company's business, in exchange for 100% of the gross revenues of the Company before the deduction of any accounts payable of the Company. In the event that the Company's operating expenses exceeded such fee, TGI waived its fee and reimbursed the Company in the amount of such excess expenses.

Effective December 1, 2002, TGI sold the Company to an individual at which time the Company terminated its agreement with TGI. The Company entered into a similar agreement with Fiduciary Consultants, Inc., which is owned by the stockholder.

# SUPPLEMENTARY INFORMATION

## EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 35008 [4335A] | BEAR, STEARNS & CO. INC. [4335A2] | All [4335B] |
| 8- [4335C] | [4335C2] | [4335D] |
| 8- [4335E] | [4335E2] | [4335F] |
| 8- [4335G] | [4335G2] | [4335H] |
| 8- [4335I] | [4335I2] | [4335J] |

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 50,000 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | 50,000 [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | 0 [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | 50,000 [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | 35,835 [3540] | |
| | B. Secured demand note deficiency | | [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | [3600] | |
| | D. Other deductions and/or charges | | 5,000 [3610] | -40,835 [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | [3630B] | |
| | | [3630C] | [3630D] | |
| | | [3630E] | [3630F] | 0 [3630] |
| 8. | Net capital before haircuts on securities positions | | | 9,165 [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | [3660] | |
| | B. Subordinated securities borrowings | | [3670] | |
| | C. Trading and investment securities: | | | |
| | 1. Exempted securities | | [3735] | |
| | 2. Debt securities | | [3733] | |
| | 3. Options | | [3730] | |
| | 4. Other securities | | [3734] | |

| | | | | |
|---|---|---|---|---|
| D. | Undue Concentration | | [3650] | |
| E. | Other (List) | | | |
| | | [3736A] | [3736B] | |
| | | [3736C] | [3736D] | |
| | | [3736E] | [3736F] | |
| | | | 0<br>[3736] | 0<br>[3740] |
| 10. | Net Capital | | | 9,165<br>[3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | 2,521<br>[3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | 5,000<br>[3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 5,000<br>[3760] |
| 14. | Excess net capital (line 10 less 13) | 4,165<br>[3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | 5,383<br>[3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | 37,820<br>[3790] |
| 17. | Add: | | | |
| | A. Drafts for immediate credit | | [3800] | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | |
| | C. Other unrecorded amounts(List) | | | |
| | | [3820A] | [3820B] | |
| | | [3820C] | [3820D] | |
| | | [3820E] | [3820F] | |
| | | | 0<br>[3820] | 0<br>[3830] |
| 19. | Total aggregate indebtedness | | | 37,820<br>[3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | % | 413<br>[3850] |

## OTHER RATIOS

| | | |
|---|---|---|
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | % 0 [3860] |

Note: A reconciliation of the computation of net capital under Rule 15c3-1 is not necessary since there are no material differences - pursuant to Rule 17a-5(d)(4).

## SCHEDULED WITHDRAWALS

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed Withdrawal or Accrual | Name of Lender or Contributor | Insider or Outsider | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | Withdrawal or Maturity Date (MMDDYYYY) | Expect to Renew |
|---|---|---|---|---|---|
| _ [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| _ [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| _ [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| _ [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| _ [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| _ [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| _ [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| _ [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| _ [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| _ [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL $ | 0 [4699] | | |

Omit Pennies

**Instructions** Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| Withdrawal Code | Description |
|---|---|
| 1 | Equity Capital |
| 2 | Subordinated Liabilities |
| 3 | Accruals |
| 4 | 15c3-1(c)(2)(iv) Liabilities |

**Grace & Company, LLP**
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
***Cost Containment Services, Inc.***
St. Louis, Missouri

In planning and performing our audit of the financial statements of ***Cost Containment Services, Inc.*** for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by ***Cost Containment Services, Inc.*** that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

St. Louis, Missouri
January 21, 2003